EXHIBIT 3.1A

DEAN HELLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 — After Issuance of Stock)

1. Name of corporation:

Centex Corporation

2. The articles have been amended as follows (provide article numbers, if available):

Article Fourth of the Restated Articles of Incorporation has been amended to read in its entirety as follows:

FOURTH: The total number of shares of all classes of stock which the Corporation is authorized to issue is Three Hundred Five Million (305,000,000). All such shares are to have par value and are classified as (i) Five Million (5,000,000) shares of Preferred Stock (“Preferred Stock”), each share of such stock having such par value as the Board of Directors of the Corporation may from time to time designate in the resolutions providing for the issuance thereof, as hereinafter provided, and (ii) Three Hundred Million (300,000,000) shares of Common Stock (the “Common Stock”), each share of such stock having par value of $0.25.

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the
	provisions of the * articles of incorporation have voted in favor of the amendment is:	Majority

4.	Effective date of filing (optional):	(must not be later than 90 days after the certificate is filed)

5.	Officer Signature (required):	/s/ Raymond G. Smerge — Exec. Vice President, Chief Legal Officer & Secretary

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.	Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03